                             WILLOWBRIDGE STRATEGIC TRUST
                             MONTHLY REPORT/
                             MAY 31, 1997

         WILLOWBRIDGE STRATEGIC TRUST
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Dear Interest Holder:
Enclosed is the report for the month of May 1997 for Willowbridge Strategic Trust (the 'Trust'). The net asset value of an interest as of May 31, 1997 was $111.79, a decrease of 1.34% from the April 30, 1997 $113.31 value. The 1997 year-to-date return for the Fund was an increase of 8.04% as of May 31, 1997.

The Trust's decline in net asset value was the result of losses incurred in the grain, index, energy, meat, financial and soft sectors. Profits were earned in the metal and currency sectors.

In the metal sector, gains were realized from significant copper positions. Copper prices rose in May due to signs of higher demand and indications of declining inventories. In addition, a brief strike at Chile's state owned copper smelter drove prices upward. Zinc positions also posted gains. In the currency sector, large gains were experienced in the Japanese yen as the Trust benefited from rising prices of the U.S. dollar. The yen rose against the dollar on the possibility of central bank intervention in the currency markets and signs of accelerating Japanese growth.

In May, prices fell across the grain sector providing losses for the Trust. Wheat and soybeans were affected the most by the U.S. Agriculture Department's report projecting an increase in worldwide wheat and soybean production. Index positions were also unprofitable, specifically the S&P 500 and Hong Kong HangSeng. In the energy sector, losses were experienced in all contracts. Oil prices reversed during the month as the election of a moderate candidate in Iran lessened market concerns about Middle East political stability driving prices lower.

The estimated net asset value per interest as of June 23, 1997 was $107.64. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For questions concerning your account status, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,


          James M. Kelso
          President & Director
          PRUDENTIAL SECURITIES FUTURES
          MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at month-end. The correct value is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------------
For the month of May 1997
Revenues:
Realized gain on commodity
  transactions...........................   $   365,279
Change in unrealized commodity
  positions..............................      (765,390)
Interest income..........................       179,661
                                            -----------
                                               (220,450)
                                            -----------
Expenses:
Commissions..............................       318,379
Management fee...........................       121,896
                                            -----------
                                                440,275
                                            -----------
Net loss.................................   $  (660,725)
                                            -----------
                                            -----------

        STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the month of May 1997

                                     Total      Per Unit
                                  -----------   --------
Net asset value at beginning of
  month
  (414,437.991 interests).......  $46,961,101   $ 113.31
Contributions...................    2,336,300
Net loss........................     (660,725)
Redemptions.....................     (757,721)
                                  -----------
Net asset value at end
  of month
  (428,277.945 interests).......  $47,878,955     111.79
                                  -----------   --------
                                  -----------
Change in net asset
  value per interest.........................   $  (1.52)
                                                --------
                                                --------
Percentage change............................      (1.34)%
                                                --------
                                                --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Willowbridge Strategic Trust is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.
                             by: Barbara J. Brooks
                                   Treasurer